EXHIBIT 99.3

April 25, 2012

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

RE:      Algonquin Power & Utilities Corp.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	June 19, 2012

RECORD DATE FOR NOTICE:	May 17, 2012

RECORD DATE FOR VOTING:	May 17, 2012

BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 17, 2012

SECURITIES ENTITLED TO NOTICE:	Common

SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

Judy Power

Associate Manager, Trust Central Services

cc:    CDS & Co. (Via Fax)